Exhibit 99.1

Yalla Group Limited Announces Unaudited First Quarter 2025 Financial Results

DUBAI, UAE, May 19, 2025 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the largest Middle East and North Africa (MENA)-based online social networking and gaming company, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Financial and Operating Highlights

•
Revenues were US$83.9 million in the first quarter of 2025, representing an increase of 6.5% from the first quarter of 2024.
o
Revenues generated from chatting services in the first quarter of 2025 were US$53.5 million.
o
Revenues generated from games services in the first quarter of 2025 were US$30.1 million.
•
Net income was US$36.4 million in the first quarter of 2025, a 17.0% increase from US$31.1 million in the first quarter of 2024. Net margin1 was 43.4% in the first quarter of 2025.
•
Non-GAAP net income2 was US$39.1 million in the first quarter of 2025, a 10.9% increase from US$35.3 million in the first quarter of 2024. Non-GAAP net margin3 was 46.6% in the first quarter of 2025.
•
Average MAUs4 increased by 17.9% to 44.6 million in the first quarter of 2025 from 37.8 million in the first quarter of 2024.
•
The number of paying users5 on our platform decreased by 8.0% to 11.8 million in the first quarter of 2025 from 12.8 million in the first quarter of 2024.

Key Operating Data	For the three months ended
	March 31, 2024	March 31, 2025

Average MAUs (in thousands)	37,791	44,555

Paying users (in thousands)	12,806	11,787

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our main mobile applications at least once during a given period. Yalla, Yalla Ludo, Yalla Parchis, YallaChat, 101 Okey Yalla, WeMuslim and Ludo Royal were our main mobile applications for the periods presented herein.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our main mobile applications at least once in a given period, except for users who received all of their virtual currencies directly or indirectly from us for free; YallaChat does not involve the usage of virtual currencies, and the metrics of “paying users” and “ARPPU” do not reflect user activities on YallaChat. “Registered users” refers to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, as an individual may register multiple accounts on our main mobile applications.

“We kicked off 2025 with a strong first quarter. Even with the impact of Ramadan, which fell entirely within the first quarter this year, our revenues reached US$83.9 million, up 6.5% year over year and beating the upper end of our guidance,” said Mr. Yang Tao, Founder, Chairman and CEO of Yalla. “Furthermore, without increasing selling and marketing expenses, we drove a 17.9% increase in average MAUs to 44.6 million, mainly attributable to our refined user acquisition strategy tailored for Ramadan, as well as our AI-driven traffic acquisition optimizations.

“Our product portfolio is thriving and primed for expansion. We completed first-round product testing on an exciting Match-3 title slated for launch in the third quarter of 2025 and boast a robust lineup of promising mid-core games in our pipeline. To deepen our commitment to returning shareholder value, we plan to further accelerate our share buyback program, raising this year’s target by an additional US$22 million to a total of US$50 million for 2025. Looking ahead, we will remain dedicated to harnessing technological innovation as our engine and user needs as our compass, expanding the boundaries of MENA’s digital ecosystem as we realize our vision of building the largest destination for online social networking and entertainment activities in MENA,” Mr. Yang concluded.

Ms. Karen Hu, CFO of Yalla, commented, “We are pleased to report a robust performance in the first quarter of 2025 through continued execution excellence and efficiency enhancements. Disciplined cost management and improved operating leverage propelled a 17.0% year-over-year increase in net income to US$36.4 million. Our net margin also expanded substantially year over year to 43.4%, while non-GAAP net margin rose to 46.6%. These financial accomplishments enabled us to accelerate our share buyback program, with 4,275,812 shares totaling US$27.4 million repurchased from January 1 through May 16, 2025. Moreover, all shares repurchased this year will be canceled, generating sustained shareholder benefits. Supported by solid fundamentals and a clear strategic roadmap, we are confident in our ability to seize future opportunities and create lasting value for our stakeholders.”

First Quarter 2025 Financial Results

Revenues

Our revenues were US$83.9 million in the first quarter of 2025, a 6.5% increase from US$78.7 million in the first quarter of 2024. The increase was primarily driven by our broadening user base and enhanced monetization capability. Our average MAUs increased by 17.9% to 44.6 million in the first quarter of 2025 from 37.8 million in the first quarter of 2024.

In the first quarter of 2025, revenues generated from chatting services were US$53.5 million, and revenues from games services were US$30.1 million.

Costs and expenses

Our total costs and expenses were US$52.7 million in the first quarter of 2025, a 6.2% increase from US$49.6 million in the first quarter of 2024.

Our cost of revenues was US$29.2 million in the first quarter of 2025, a 2.2 % increase from US$28.6 million in the same period last year, primarily due to higher commission fees paid to third-party payment platforms as a result of increasing revenues generated. Cost of revenues as a percentage of our total revenues decreased to 34.8% in the first quarter of 2025 from 36.3% in the first quarter of 2024.

Our selling and marketing expenses were US$6.9 million in the first quarter of 2025, a 14.3% decrease from US$8.1 million in the same period last year, primarily due to a decrease in incentive compensation. Selling and marketing expenses as a percentage of our total revenues decreased to 8.3% in the first quarter of 2025 from 10.3% in the first quarter of 2024.

Our general and administrative expenses were US$8.7 million in the first quarter of 2025, a 30.8% increase from US$6.6 million in the same period last year, primarily due to an increase in incentive compensation and higher professional service fees. General and administrative expenses as a percentage of our total revenues increased to 10.4% in the first quarter of 2025 from 8.4% in the first quarter of 2024.

Our technology and product development expenses were US$7.8 million in the first quarter of 2025, a 25.0% increase from US$6.3 million in the same period of last year, primarily due to an increase in salaries and benefits for our technology and product development staff, driven by an increase in the headcount of our technology and product development staff to support the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of our total revenues increased to 9.3% in the first quarter of 2025 from 8.0% in the first quarter of 2024.

Operating income

Operating income was US$31.2 million in the first quarter of 2025, a 7.1% increase from US$29.1 million in the same period last year.

Non-GAAP operating income6

Non-GAAP operating income in the first quarter of 2025 was US$34.0 million, a 1.8% increase from US$33.3 million in the same period last year.

Interest income

Interest income was flat at US$6.6 million in the first quarter of 2025, compared with the first quarter of 2024.

Income tax expense

Income tax expense was US$1.4 million in the first quarter of 2025, compared with US$3.5 million in the first quarter of 2024, primarily due to a decrease in UAE corporate tax.

Net income

As a result of the foregoing, our net income was US$36.4 million in the first quarter of 2025, a 17.0% increase from US$31.1 million in the first quarter of 2024.

Non-GAAP net income

Non-GAAP net income in the first quarter of 2025 was US$39.1 million, a 10.9% increase from US$35.3 million in the same period last year.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.23 and US$0.20, respectively, in the first quarter of 2025, while basic and diluted earnings per ordinary share were US$0.20 and US$0.17, respectively, in the same period of 2024.

Non-GAAP earnings per ordinary share7

Non-GAAP basic and diluted earnings per ordinary share were US$0.25 and US$0.22, respectively, in the first quarter of 2025, compared with US$0.22 and US$0.20, respectively, in the same period of 2024.

Cash and cash equivalents, restricted cash, term deposits and short-term investments

As of March 31, 2025, we had cash and cash equivalents, restricted cash, term deposits and short-term investments of US$690.9 million, compared with US$656.3 million as of December 31, 2024.

6 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

7 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by weighted average number of basic and diluted shares outstanding. Non-GAAP net income attributable to Yalla Group Limited’s shareholders represents net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. Non-GAAP earnings per ordinary share and non-GAAP net income attributable to Yalla Group Limited’s shareholders are non-GAAP financial measures. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Share repurchase program

Pursuant to the Company’s share repurchase program beginning on May 21, 2021, with an extended expiration date of May 21, 2026, from January 1 through May 16, 2025, the Company repurchased 4,275,812 American depositary shares (“ADSs”), representing 4,275,812 Class A ordinary shares, from the open market with cash for an aggregate amount of approximately US$27.4 million, including US$5.4 million in the first quarter of 2025. As of May 16, 2025, the Company had cumulatively completed cash repurchases in the open market of 11,580,950 ADSs, representing 11,580,950 Class A ordinary shares, for an aggregate amount of approximately US$76.9 million, since the inception of the current share repurchase program. The aggregate value of ADSs and/or Class A ordinary shares that remain available for purchase under the current share repurchase program was US$73.1 million as of May 16, 2025.

Outlook

For the second quarter of 2025, Yalla currently expects revenues to be between US$76.0 million and US$83.0 million.

The above outlook is based on current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call on Monday, May 19, 2025, at 8:00 PM U.S. Eastern Time, which is Tuesday, May 20, 2025, at 4:00 AM Dubai Time, or Tuesday, May 20, 2025, at 8:00 AM Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
United Arab Emirates Toll Free:	80-003-570-3598
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	7169757

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.yalla.com.

A replay of the conference call will be accessible until May 26, 2025, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	1049367

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin as non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of GAAP and non-GAAP results are set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the largest MENA-based online social networking and gaming company, in terms of revenues in 2022. The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company continues to add engaging new content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and gaming needs. Through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core games in the MENA region, leveraging its local expertise to bring innovative gaming content to its users. In addition, the growing Yalla ecosystem includes YallaChat, an IM product tailored for Arabic users, WeMuslim, a product that supports Arabic users in observing their customs, and casual games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in MENA. Yalla is also actively exploring outside of MENA with Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with users.

For more information, please visit: https://ir.yalla.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yalla.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2024	March 31, 2025
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	488,379,894	432,442,016
Restricted cash	1,975,616	1,588,721
Term deposits	94,983,813	149,053,415
Short-term investments	70,932,713	107,845,724
Prepayments and other current assets	35,429,988	38,413,577
Total current assets	691,702,024	729,343,453
Non-current assets
Property and equipment, net	13,962,393	13,953,921
Intangible asset, net	896,005	833,164
Operating lease right-of-use assets	1,370,914	1,347,499
Long-term investments	93,698,924	80,595,446
Total non-current assets	109,928,236	96,730,030
Total assets	801,630,260	826,073,483

LIABILITIES
Current liabilities
Accounts payable	957,717	845,583
Deferred revenue, current	58,081,649	58,754,143
Operating lease liabilities, current	1,012,481	622,437
Amounts due to a related party	87,156	73,809
Income taxes payable	9,117,261	9,231,811
Accrued expenses and other current liabilities	32,404,872	19,881,768
Total current liabilities	101,661,136	89,409,551
Non-current liabilities
Deferred revenue, non-current	—	2,360,530
Operating lease liabilities, non-current	13,495	162,114
Deferred tax liabilities	2,148,022	2,370,679
Total non-current liabilities	2,161,517	4,893,323
Total liabilities	103,822,653	94,302,874

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	14,064	14,064
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	328,883,061	331,630,155
Treasury stock	(49,438,661)	(51,689,263)
Accumulated other comprehensive loss	(3,016,579)	(2,950,893)
Retained earnings	427,907,766	462,020,332
Total shareholders’ equity of Yalla Group Limited	704,352,124	739,026,868
Non-controlling interests	(6,544,517)	(7,256,259)
Total equity	697,807,607	731,770,609
Total liabilities and equity	801,630,260	826,073,483

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	US$	US$	US$
Revenues	78,728,578	90,827,754	83,876,767
Costs and expenses
Cost of revenues	(28,571,261)	(31,044,004)	(29,200,423)
Selling and marketing expenses	(8,099,936)	(7,403,643)	(6,943,268)
General and administrative expenses	(6,647,892)	(13,066,301)	(8,695,308)
Technology and product development expenses	(6,262,254)	(9,178,864)	(7,828,137)
Total costs and expenses	(49,581,343)	(60,692,812)	(52,667,136)
Operating income	29,147,235	30,134,942	31,209,631
Interest income	6,644,884	7,101,823	6,561,180
Government grants	67,332	360,194	63,433
Investment loss	(1,288,127)	(1,711,657)	(17,702)
Income before income taxes	34,571,324	35,885,302	37,816,542
Income tax expense	(3,483,208)	(3,354,580)	(1,437,077)
Net income	31,088,116	32,530,722	36,379,465
Net loss attributable to non-controlling interests	505,987	60,763	711,935
Net income attributable to Yalla Group Limited’s shareholders	31,594,103	32,591,485	37,091,400
Earnings per ordinary share
——Basic	0.20	0.20	0.23
——Diluted	0.17	0.18	0.20
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	160,379,455	159,672,548	159,186,659
——Diluted	183,260,168	182,474,460	182,187,686

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	US$	US$	US$
Cost of revenues	1,902,717	1,582,874	1,326,085
Selling and marketing expenses	700,115	179,964	171,028
General and administrative expenses	1,333,314	1,236,586	1,130,507
Technology and product development expenses	262,731	173,063	119,474
Total share-based compensation expenses	4,198,877	3,172,487	2,747,094

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	US$	US$	US$
Operating income	29,147,235	30,134,942	31,209,631
Share-based compensation expenses	4,198,877	3,172,487	2,747,094
Non-GAAP operating income	33,346,112	33,307,429	33,956,725

Net income	31,088,116	32,530,722	36,379,465
Share-based compensation expenses, net of tax effect of nil	4,198,877	3,172,487	2,747,094
Non-GAAP net income	35,286,993	35,703,209	39,126,559

Net income attributable to Yalla Group Limited’s shareholders	31,594,103	32,591,485	37,091,400
Share-based compensation expenses, net of tax effect of nil	4,198,877	3,172,487	2,747,094
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	35,792,980	35,763,972	39,838,494

Non-GAAP earnings per ordinary share
——Basic	0.22	0.22	0.25
——Diluted	0.20	0.20	0.22
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	160,379,455	159,672,548	159,186,659
——Diluted	183,260,168	182,474,460	182,187,686